
RECEIVED
MAR 0 7 2002
365
WASH. D.C.
PROCESSING
SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

On February 13, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

On February 13, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 2 to this Report on Form 6-K, which is hereby incorporated by reference herein.

On February 26, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 3 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1	Copy of the Press Release of the Registrant.
Exhibit 2	Copy of the Press Release of the Registrant
Exhibit 3	Copy of the Press Release of the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)



By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date March 3rd, 2002

Exhibit 1



News & Events

Compugen Ltd. Reports Fourth Quarter and Year End 2001 Financial Results

February 13, 2002

TEL AVIV, ISRAEL, February 13, 2002 - Compugen Ltd. (Nasdaq: CGEN), today reported financial results for the fourth quarter and year end December 31, 2001.

Revenues for the year 2001 were $11.4 million, compared to $7.4 million for 2000, with the majority of Compugen's revenues for 2001 resulting from technology licenses and collaborations with Avalon, Kyowa Hakko, Novartis, Pfizer Global Research and Development, and the United States Patent and Trademark Office. The net loss for 2001 was $15.1 million (including a non-cash charge of $2.6 million for amortization of deferred compensation), or $0.58 per share, compared with a net loss of $13.4 million (including a non-cash charge of $5.7 million for amortization of deferred compensation), or $0.96 per share, for 2000.

For the fourth quarter ended December 31, 2001, revenues were $3.1 million compared to $3.4 million for the same quarter in 2000. Included in revenues for the fourth quarter of 2000 was a $1.5 million one-time collaboration fee. The net loss for the fourth quarter 2001 was $4.1 million (including a non-cash charge of $751,000 for amortization of deferred compensation), or $0.16 per share, compared to a net loss of $1.5 million (including a non-cash charge of $982,000 for amortization of deferred compensation), or $0.06 per share, for the corresponding quarter in 2000.

As of December 31, 2001, Compugen had $78.5 million in cash, cash equivalents, short-term investments, and long-term treasury, corporate bonds and cash deposits, a decrease of $1.8 million from $80.3 million as of September 30, 2001 and a decrease of $12.2 million from December 31, 2000.

"We are very pleased by the technological and commercial progress achieved during the past year as we continued to build our company," said Mor Amitai, Ph.D., President and Chief Executive Officer, Compugen. "We expanded our licensing and collaboration activities by signing agreements with Novartis and Kyowa-Hakko, and added two new additional commercialization vehicles to our business. The first, with Avalon, provides us with participation in the long-term success of our partner, in this case through equity participation. The second, with Sigma Genosys, involves the joint development and marketing of products, in this case co-branded oligo libraries for the discovery of gene function," continued Dr. Amitai.

Compugen also announced that in mid-March, Vincent R. Zurawski, Jr., Ph.D will be leaving his positions as CEO of Compugen, Inc., the Company's U.S. subsidiary, and President of the Novel Genomics Division. Erez Chimovits, Executive Vice President Marketing and Sales, will assume Dr. Zurawski's corporate responsibilities, and Kinneret Savitsky, Ph.D, Vice President Experimental Biology, will assume his research and development responsibilities. Dr. Zurawski and Compugen intend to enter into an arrangement under which he will continue to provide consulting services to the Company, especially with respect to its diagnostic product development

Year 2001 Highlights

- **Technology Licensing and Collaborations**
  - Novartis - Novartis AG and Compugen jointly announced an agreement for utilizing Compugen's LEADS platform and DNA Chip Design Services to accelerate identification of drug targets for Novartis. Novartis will use Compugen's technologies to identify and develop innovative therapies.
  - Sigma-Genosys alliance - Compugen and leading life science supplier Sigma-Genosys, a member of the Sigma-Aldrich family, initiated a collaboration for the design, production and commercialization of genome-wide OligoLibraries based on Compugen's proprietary LEADS and DNA Chip Design technologies.
  - Avalon - Compugen and Avalon Pharmaceuticals, Inc. signed a collaborative agreement, which includes the licensing by Avalon of the Gencarta database and query tools, and Compugen's receipt of cash payments and equity participation in Avalon.

- **Products**
  - Commercial launch of Gencarta™- Compugen launched Gencarta, an annotated genome, transcriptome and proteome database. In addition to the collaboration with Avalon, initial customers include Kyowa-Hakko Kogyo Co., Ltd., a leading Japanese pharmaceutical company, Albert Einstein College of Medicine of Yeshiva University and the Weizmann Institute of Science.

- **Intellectual Property Portfolio**
  - We continue to file for patent protection with respect to our technologies and discoveries, including genes, proteins and other intellectual property which we believe are both novel and important, and would be difficult to discover or predict without the proprietary analysis and predictive modeling platforms and tools created by Compugen.

Year 2002 Guidance

The following statements are based on the Company's current expectations. These statements are forward-looking, and actual results may differ materially. Except as expressly set forth below, these statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be closed or entered into after December 31, 2001.

- **Revenues:** During 2002, Compugen expects to continue to enter into alliances and collaborations with new partners, with a primary focus on future participation in the downstream values created through these efforts, and to commercialize certain of its current and new technology platforms and products. Revenue guidance for the year 2002 is in the range of $11-13 million. Thirty to forty percent of this revenue is expected to be provided by existing agreements.

- **Gross Margin:** Compugen's gross margin on its products and services can vary substantially from quarter to quarter due to differences in product mix. On an annual basis, our guidance for gross margin on our products and services is in the range of 60-70%.

- **Research and Development:** Compugen continues to pioneer the development of predictive biology, and to use this capability to both develop state-of-the art products for the industry, and to build its intellectual property position. The Company expects to introduce new products and technologies for commercialization to the industry during 2002. In addition, the Company will continue to invest resources in developing new technologies that address bottlenecks in the drug discovery and development process, such as our on-going program in computational chemistry for the discovery of small molecules for use as pharmaceuticals. Indicative of our substantial investments in the future is that we expect that our BioApplications division, which is responsible for the development, marketing and providing of our products and services, would become cash flow positive during 2003, if accounted for on a separate basis. Guidance for total research and development spending in 2002 is in the range of $16-17 million.

- **Net Loss and Cash Balance:** Guidance on net loss for 2002 is in the range of $17-19 million. Guidance for cash and cash equivalents at year-end 2002 is approximately $60 million.

Conference Call and Web Cast Information
Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 13, 2002 at 10:00 am EST. To access the conference call, please dial 1-888-269-0005 or 1-866-500-4965 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5933. The replay will be available until 11:00 pm EST on February 16, 2002.

The call will also be available via live Web cast through Compugen's Website, located at www.cgen.com, and at www.vcall.com.

About Compugen
Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web Site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private [illegible] Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual report filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Nurit Benjamini
Chief Financial Officer
Compugen Ltd.
Email: nurit@cgen.com
Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		**Year Ended December 31,**	
	2001	**2000***	**2001**	**2000**
	(unaudited)		(unaudited)	
Revenues				
Products and services	2,684	3,328	10,366	6,891
Revenues Grants**	406	98	994	466
Total Revenues	3,090	3,426	11,360	7,357
Cost and Expenses				
Cost of products and services	948	520	3,467	1,564
Research & development expenses	3,485	2,994	14,339	10,255
Sales and marketing expenses	1,496	1,163	6,054	3,276
General and administrative expenses	1,150	872	3,926	2,757
Amortization of deferred compensation	751	982	2,593	5,681
Total operating expenses	**7,830**	**6,531**	**30,379**	**23,533**
Operating loss	**(4,740)**	**(3,105)**	**(19,019)**	**(16,176)**
Financial income, net	616	1,569	3,875	2,772
Net loss	**(4,124)**	**(1,536)**	**(15,144)**	**(13,404)**

Basic and diluted net loss per ordinary share ***	(0.16)	(0.06)	(0.58)	(0.96)
Weighted average number of ordinary shares outstanding	26,031,039	25,918,542	26,005,784	13,914,485
Proforma basic and diluted net loss per share ****	(0.16)	(0.06)	(0.58)	(0.69)
Pro-forma weighted average number of shares outstanding****	226,031,039	25,918,542	26,005,784	19,305,553

* Prior quarter was reclassified to conform with current quarter presentation.

** Prior to January 1, 2001, research grants were accounted for as a reduction in research and development expenses. Corresponding amounts shown for three months and year ended December 31, 2000, have been reclassified to reflect this change.

*** Basic and diluted net loss and pro-forma basic and diluted net loss, in each case for the three months and year ended December 31, 2000 exclude the non-cash dividend recorded in the amount of $24.9 million related to the beneficial conversion feature of the issuance of 5,538,462 Series C preferred shares (at a price of $6.50 per share). As per their terms, all preferred shares were converted to ordinary shares upon the closing of Compugen's initial public offering (IPO) in August 2000.

**** Pro-forma basic and diluted net loss per share and pro-forma weighted average number of shares outstanding for the year ended December 31, 2000 give effect to the automatic conversion of the preferred shares which occurred in August 2000 upon the closing of the IPO (using the "as-if converted" method from original date of issuance).

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31, 2001	**December 31 2000**
	(unaudited)	(unaudited)
ASSETS		
Current assets		
Cash & cash equivalents and short term investments	$32,347	$90,675
Receivables	2,950	2,682
Inventories	343	385
Total current assets	**35,640**	**93,742**
Long-term investments		
Treasury and corporate bonds	46,148	-
Property and equipment, net	**4,272**	**3,189**
Other assets	**1,229**	**941**

Total assets	**$87,289**	**$97,872**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$4,887	$3,118
Deferred revenue	960	1,185
Total current liabilities	**5,847**	**4,303**
Accrued severance pay	**1,380**	**1,059**
Total shareholders equity	**80,062**	**92,510**
Total liabilities and shareholders' equity	**$87,289**	**$97,872**

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Exhibit 2

▸ What's New
▾ Press Releases
▸ Articles
▸ Events

News & Events



Compugen Discovers Novel Prostate-Specific Proteins Encode by the PSA Gene

Findings Published in The Journal of Biological Chemistry

February 13, 2002

Tel Aviv, Israel - February 13, 2002 - Compugen Ltd. (Nasdaq: CGEN), announced to discovery of two novel prostate-specific proteins. These proteins are encoded by alte mRNA splice variants of the genes for prostate specific antigen (PSA) and its related human kallikrein 2 (hK2). The novel transcripts were predicted using Compugen's pr LEADS computational biology platform and then verified in Compugen's molecular bi laboratory. These novel proteins may have important applications in developing addi diagnostic tools for prostate cancer and for understanding the pathobiology of the di discovery is now published in The Journal of Biological Chemistry (David A. et al., ele publication ahead of print).

Compugen's LEADS platform, a biologically verified system, is used to create a comp view of predicted genes, mRNA transcripts, splice variants, proteins and detailed fun annotation. LEADS accurately models complex biological phenomena, such as altern splicing, utilizing advanced computational tools. The platform provides Compugen an customers with solutions for biological challenges with the goal of accelerating the development of therapeutic and diagnostic products.

Prostate specific antigen (PSA) is the premier tumor marker for screening, diagnosis, monitoring and prognosis of prostate cancer. PSA and human kallikrein 2 are closely products of human kallikrein genes KLK3 and KLK2 respectively. Both proteins are se the prostate and play important roles as biomarkers in the diagnosis of prostate canc Further, there are indications that these proteins might be useful for the diagnosis ar prognosis of breast cancer.

In the paper being published in The Journal of Biological Chemistry, Compugen's scie report the identification of unusual mRNA splice variants of the KLK2 and KLK3 gene novel proteins encoded by these transcripts, named PSA-linked molecule (PSA-LM) a linked molecule (K-LM), bear no similarity to the kallikrein protein family or to other proteins (for more information, see illustration below). Despite the substantial experi research on the PSA protein and gene, the variant molecules had not been discovere previously. However, the use of Compugen's predictive tools to search and analyze p genomic and expressed databases enabled the identification of these novel molecule addition, Compugen's scientists demonstrated that the patterns of expression, regula secretion of these proteins are similar to those of PSA. The experimental work was c in Compugen's laboratory, in collaboration with scientists from the Department of Im Weizmann Institute of Science, and the Departments of Urology and Pathology, Tel Sourasky Medical Center, both in Israel.

Mor Amitai, Ph.D., President and Chief Executive Officer, Compugen stated, "This dis another demonstration of the power of our predictive biology approach. It reinforces fundamental assertion that Compugen's computational biology research can result in discovery of possible drug targets and diagnostic markers that would be otherwise e difficult to discover experimentally. Our identification of an entirely novel protein spe the PSA gene, which has been extensively studied for over 20 years, is an excellent the strength of our computational biology methods and multidisciplinary approach."

"Unfortunately, high serum levels of PSA are not a definitive indicator of prostate car

President Experimental Biology at Compugen and one of the authors of the paper. "T prostate-specific proteins that we discovered may provide additional tumor markers f development of prostate cancer diagnostic tools aimed at enhancing the discriminatic between patients with benign disease and prostate cancers."

Prostate cancer is one of the most common forms of cancer in men and is the secon cause of cancer death in men. The American Cancer Society and the American Urolo Association recommend that men over age 50 have yearly PSA screening tests. The (annual PSA U.S. test market is estimated at $250 million, and the worldwide PSA tes approximately $500 million.


NEW PSA SPLICE VARIAN
Mature PSA
PSA precursor
PSA mRNA
PSA gene
(with alternative splicing)
Splice variant mRNA
Variant protein precursor
Mature variant protein

The new splice variant and the PSA protein have no amino acid residue in common

About Compugen
Compugen (Nasdaq: CGEN) Compugen (NASDAQ: CGEN) is a leader in merging com technologies with biology and medicine to enhance drug discovery and development. Company's innovative predictive biology technologies support two complementary pr development and commercialization divisions. Compugen's BioApplications division o value products and services that enable and enhance the discovery and functional ar genes, proteins and cell processes. Compugen's Novel Genomics division is developir therapeutic and diagnostic products based on target genes, proteins and other intelle property discovered through the Company's innovative research activities. For additic information, please visit Compugen's Corporate Web Site at www.cgen.com and the Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," opinions about future events. These forward-looking statements involve known and unknown risks an uncertainties that may cause the actual results, performance or achievements of Compugen to be mat different from any future results, performance or achievements expressed or implied by such forward- statements. Some of these risks are: changes in relationships with collaborators; the impact of compe products and technological changes; risks relating to the development of new products; the ability to i technological improvements; the ability of Compugen to obtain and retain customers. These and othe identified and more fully explained under the heading "Risk Factors" in Compugen's Registration State Form F-1 and annual report filed with the Securities and Exchange Commission.

Exhibit 3

- What's New
- Press Releases
- Articles
- Events

News & Events



Compugen Expands Proteomics Product Line

Introduces the Z4000™ System for Management and Analysis of Large Scale 2-D Gel Experiments

February 26, 2002



Santa Clara, California - February 26, 2002 - Compugen Ltd. (Nasdaq: CGEN), announced today at the Genome Tri-Conference, the release of Z4000™, its fully automated system for accurately designing, analyzing, and controlling large scale experiments of proteins as they appear on 2-D gels (a common tool for comparative analysis of protein expression). This product launch marks a significant advancement in the management and image analysis of large-scale protein experiments, which previously were time consuming and relied on significant hardware power. Using advanced computational technologies, Z4000 enables the fast and accurate comparison and organization of multidimensional gel collections.

2-D gel electrophoresis is currently the method of choice for separating complex mixtures of proteins, the first step in the typical proteomics research workflow. Large-scale 2-D gel experiments are used to enable the study of multiple proteomes and allow for higher accuracy through repeat runs of gels sharing common conditions. Large-scale studies, however, typically consist of hundreds to thousands of gels, and it is impractical to analyze the vast numbers of gel images using traditional computer programs.

Z4000 addresses this limitation by managing and automating the analysis process of large-scale 2-D gel experiments through the use of proprietary algorithms for both gel comparisons and the computation of differential expression of multidimensional gel collections. In doing so, the Z4000 system offers a solution to a common bottleneck imposed by constraints of time and computational resources for scientists undertaking large scale studies. The software's strong computational engine enables the automated analysis of more than 50 gels per hour on a standard personal computer. Z4000 allows researchers to both design and alter the design of the experiment, as well as control its progress and accurately analyze large sets of gels. It employs advanced query tools that extract meaningful, precise and statistically robust data in an organized manner, while retaining a simple and intuitive user interface.

In October 2000, Compugen introduced Z3, its award-winning state-of-the-art solution for image analysis of 2-D gels, which already has more than 100 installations at leading pharmaceutical and biotechnology companies and research institutions worldwide. The Z4000 product now being introduced is based on the same computational engine and superior modeling technologies as Z3.

Erez Chimovits, President of the BioApplications Division of Compugen, stated, "Through automation and advanced computational modeling, Z4000 enables the comprehensive analysis of experiments with hundreds to thousands of gels - a process that was practically impossible until now. We are delighted to be able to provide researchers with the capability to quickly and accurately identify relevant proteins that differentiate disease states, in large-scale protein gel experiments. Such proteins are likely candidates for

About Compugen
Compugen (Nasdaq: CGEN) is a leader in merging computational technologies with biology and medicine to enhance drug discovery and development. The Company's innovative predictive biology technologies support two complementary product development and commercialization divisions. Compugen's BioApplications division offers high value products and services that enable and enhance the discovery and functional analysis of genes, proteins and cell processes. Compugen's Novel Genomics division is developing human therapeutic and diagnostic products based on target genes, proteins and other intellectual property discovered through the Company's innovative research activities. For additional information, please visit Compugen's Corporate Web site at www.cgen.com and the Company's Internet research engine for molecular biologists, www.LabOnWeb.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's *Registration Statement on Form F-1 and annual report filed with the Securities and* Exchange Commission.

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